Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


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[NEWMONT LOGO]

Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203                              NEWS RELEASE
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MEDIA CONTACT:                                      INVESTOR CONTACT:
Doug Hock                                           Wendy Yang
303-837-5812                                        303-837-6141



NEWMONT BID FOR NORMANDY TO EXPIRE ON 26 FEBRUARY
O     NEWMONT TO EXERCISE COMPULSORY ACQUISITION RIGHTS FOR NORMANDY SHARES
O     NEWMONT BID WILL NOT BE EXTENDED

SYDNEY, 26 February 2002 and DENVER, 25 February 2002 - Newmont Mining Corporation (NYSE:NEM) announced today that it has acquired a relevant interest in more than 92% of the shares of Normandy Mining Limited (ASX: NDY).

Newmont now has satisfied the prerequisites to enable it to exercise its compulsory acquisition rights under Australian law to acquire all of the shares of Normandy that are not already owned by Newmont or its affiliates. Newmont intends to exercise these compulsory acquisition rights promptly and will be lodging the necessary materials with applicable regulators and mailing the necessary materials to the remaining shareholders of Normandy this week. Holders of Normandy shares acquired through this process will receive the same consideration as is being paid under Newmont's bid for shares of Normandy.

Newmont's off-market bid for the shares of Normandy will not be extended and will expire on Tuesday, 26 February 2002 at 7:00 p.m. Sydney time (3:00 a.m. New York time).

Trading in Newmont CDIs commenced on the Australian Stock Exchange on Monday, 25 February under the symbol "NEM". Newmont common stock trades on the New York Stock Exchange under the symbol "NEM". Newmont's Canadian Exchangeable Shares trade on The Toronto Stock Exchange under the symbol "NMC".

Normandy shareholders with questions as to how to accept Newmont's bid or the compulsory acquisition process may call Newmont's stockholder information line at 1 800 507 507 (toll-free within Australia), 1 888 750 5835 (toll-free within the United States or Canada) or +61 2 9278 9331 (if outside Australia, the United States or Canada).

                                    # # #

IMPORTANT NOTICE
Although the Normandy Board of Directors, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.




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CAUTIONARY STATEMENT
This news release contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Newmont has completed its acquisition of Franco-Nevada and now controls the Normandy Board of Directors. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this news release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes an Offer Document) and a Proxy Statement/Prospectus on Schedule 14A. Investors and security holders are advised to read the Offer Document and the Proxy Statement/Prospectus, which were mailed beginning on January 11, 2002, because they contain important information. Investors and security holders may obtain free copies of the Offer Document and the Proxy Statement/Prospectus and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Offer Document and the Proxy Statement/Prospectus and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.











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